February 29, 2012

JEFFREY VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mark P. Shuman, Legal Branch Chief Edwin Kim, Attorney-Advisor Ryan Rohn, Staff Accountant Stephen Krikorian, Accounting Branch Chief
Re:	Proofpoint, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 25, 2012 File No. 333-178479

Ladies and Gentlemen:

        On behalf of Proofpoint, Inc. (the "Company"), we are concurrently transmitting herewith Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-1 (Registration No. 333-178479) originally filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on December 14, 2011 (the "Registration Statement"). In this letter, we respond to the comments of the staff of the Commission (the "Staff") contained in your letter dated February 17, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff's comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Amendment in paper format, marked to show changes from the Registration Statement filed on January 25, 2012.

Use of Proceeds, page 36

        1.     We note your response to prior comment 8 and we reissue it in part. On page 36, you disclose you will use your net proceeds for working capital and other general corporate purposes, "such as expanding [your] domestic and international data center infrastructure and paying down outstanding balances under our equipment loans." Yet the responses to prior comments 8 and 19 indicate that you do not have specific plans to use offering proceeds to fund operations or to build out your infrastructure, hire new employees, develop its technology, expand globally, offer additional services, and/or undertake possible acquisitions in the next 12 months. Please revise to clarify your distinction between general and specific plans to use the offering proceeds to expand your data center infrastructure and discuss the circumstances or events that would result in the use of the proceeds for that purpose. Also, please revise to disclose the amounts of offering proceeds that may be used to expand your data center infrastructure, outside of the developments listed in the management's discussion and analysis section, and the balances of your equipment loans that may be repaid.

        In response to the Staff's comments, the Company has further revised its disclosure on page 35. The Company advises the Staff that it currently intends to fund these items from cash generated by its operations, however if cash generated from operations is insufficient to cover its cash operating expenses, it may be required to use a portion of the proceeds for potential purchases of data center equipment and repayment of equipment loans. Additionally, the Company could use the funds for working capital or other general corporate purposes to the extent it determines there are other opportunities that arise in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

        2.     We note your response to comment 11 of our prior letter and we reissue it. Please revise to clarify the challenges you must overcome to achieve profitability, such as continued growth, managing your cost structure, and avoid unanticipated liabilities, as described on page 12 of your prospectus, and the steps you need to perform to overcome these challenges. Your current discussion on pages 45 and 46 focuses on the timing differences between your recognition of prepaid subscription fees and your sales and marketing costs. Please revise to clarify the length of your average subscription contract. It is unclear whether your losses are attributed to your growth in sales and high initial sales costs, or whether such losses represent a more systemic trend that requires significant changes to achieve profitability.

        In response to the Staff's comment, the Company has revised the disclosure on page 45.

        3.     We note your response to prior comment 14 and we reissue it in part. Please revise to clarify whether the costs to acquire a new customer is significantly different than the costs to sell additional services or upgrades to existing customers. Also, please describe how you determine how to allocate your sales and marketing resources to new customers or new business from existing customers.

        The Company advises the Staff that its sales and marketing operation consists of sales people and associated marketing resources, each of whom are assigned to a specific geographic territory. Their mission is to grow additional revenue within their territory in whatever manner they find most efficient, either by executing contracts with new customers or by working with existing customers within their territory to expand their use of our solutions. The teams are compensated equally for both of these activities and are allowed to exercise their own judgment in terms of how to allocate their efforts in pursuit of creating new business, and the Company does not allocate sales and marketing resources to activities specifically related to the acquisition of new customers as compared to the activities specifically associated with the sale of additional services or upgrades to existing customers.

        The Company advises the Staff that it does have a separate team responsible for renewing the agreements with existing customers. As a result, it can separately measure costs associated with renewal activity. These renewal costs have consistently been less than 10% of total sales and marketing costs.

Results of Operations

Comparison of the Nine Months Ended September 30, 2010 and 2011

Revenue, page 52

        4.     We have reviewed your response to prior comment 16. Although your revised disclosures indicate geographically where your revenues increased, your disclosures do not address the underlying contributing factors that resulted in your revenues increasing significantly period over period. Please revise your disclosures to explain in greater detail the contributing factors that increased revenues period over period. Refer to Section III.D of SEC Release No. 33-6835. Similar concerns apply to your comparison of years ended December 31, 2009 and 2010 on page 54 and comparison of years ended December 31, 2008 and 2009 on page 56.

        In response to the Staff's comments, the Company has revised its disclosure on pages 52-54.

        5.     Your response to prior comment 16 indicates that your revenue accounting systems are unable to distinguish between ratable revenues derived from renewal activity as compared to revenues derived from an increase in their annual subscription fees after their initial purchase. As a result, your response appears to indicate that you are unable to distinguish between revenues attributable to new customers and existing customers. Your response indicates that this is due to your revenue system not containing customer information. Please tell us how this limitation impacts your ability to comply with various revenue disclosures in your filing (i.e., significant customers and geographic locations) including your analysis and discussion of your results of operations. Consider disclosing the number of customers you have as of each reporting period.

        The Company advises the Staff that it believes its current systems provide it with the information necessary to meet its various GAAP reporting and disclosure requirements. The revenue system records each transaction based on invoice number, and at time of invoicing, the system also properly records the country where the customer is being invoiced to ensure that we can comply with both our GAAP and tax-related filing obligations. The Company is able to use this same invoicing information to accurately report the revenue from its largest customers by noting those invoices specific to its largest customers and then compiling the totals from the system for each period accordingly. While this approach is not possible across the scale of the Company's entire base of approximately 2,400 customers, it is capable of tracking the revenue trends for the handful of large customers that represent contributions to revenue that are large enough to merit such monitoring.

        6.     We note your response to prior comment 17 and we reissue it in part. It appears your growth in revenues and selling costs are attributable to the increased headcount of your sales staff for the nine months ended September 30, 2011. Please clarify how the increase in your revenues impacts your costs, particularly headcount related to servers. Explain why you have increased research and development headcount over the past two years and disclose any significant business achieved through the enhanced research and development activities.

        The Company advises the Staff that it believes that any increase in revenue generally only directly impacts cost of subscription revenue and the Company has revised the disclosure on page 47 to clarify this. The Company has also added disclosure on page 48 regarding the reasons for increasing its research and development headcount over the past two years. The Company notes that the list of significant product introductions from 2004 through 2011, as outlined in the "Overview" section of the MD&A, provides the reader with additional details regarding the results of our research and development hiring activity. The Company does not believe it can specifically attribute significant business achieved due to any one particular research and development project, rather, the addition of new solutions over time has enabled it to offer a more robust product suite, which contributed to its overall growth in customers.

Business

Case Studies, page 84

        7.     To better inform potential investors of the significance of the case studies to a general understanding of your business, please clarify whether your experiences with the four specific customers are representative of your typical client experiences.

        In response to the Staff's comments, the Company has revised its disclosure on page 84.

Sales and Marketing, page 86

        8.     We reissue prior comment 22 in part, as it relates to your strategic relationships. Please revise to clarify how your strategic relationships differ from relationships with your distributors and resellers. For example, we note that IBM is listed as both a strategic partners and reseller, but it is unclear how your products are sold through both channels. Consider providing examples of how your strategic relationships operate and how your products and services are integrated into products and services of your strategic partners.

        In response to the Staff's comments, the Company has revised the disclosure on pages 86-87. The Company advises the Staff that IBM should have been properly characterized only as a strategic relationship, and not as a direct sales and reseller channel.

Compensation Committee Interlocks and Insider Participation, page 97

        9.     We note your response to prior comment 29. In your response letter, provide a detailed analysis of the basis of your conclusion that transactions with the investors affiliated with Messrs. Feiber and Harvey are not related party transactions within the meaning of Item 404. Each of them is a principal security holder of the company within the meaning of Instruction 1.b.i to Item 404(a) of Regulation S-K. Please note that pecuniary interests are not considered in evaluating beneficial ownership under Item 403 and Rule 13d-3

        In response to the Staff's comments, the Company has revised its disclosure on page 97 to describe the transactions with the noted funds.

Executive Compensation, page 99

        10.   In your response to prior comment 32, you indicate on page 106 that Mr. Cooper received commission-based income of $108,404 based on the number of subscriptions to license [your] platform. Please revise to clarify why this commission-based income does not appear to be included in the non-equity incentive plan compensation column of the summary compensation table. Also, please revise to clarify how his dollar amount was calculated based on the number of subscriptions to license your platform.

        In response to the Staff's comments, the Company has revised its disclosure in the Summary Compensation Table on page 112. The Company has also revised its disclosure on page 106 to add additional qualitative disclosure to describe how this dollar amount was calculated.

        11.   We reissue prior comment 33 in part, as to your disclosures regarding how the compensation committee determined the equity awards granted to your named executive officers in the fiscal year ended December 31, 2011. Please revise to clarify the "financial results," as described on page 107, the compensation committee considered in determining the size of the equity awards, including any financial criteria or measures used to evaluate individual performance.

        In response to the Staff's comments, the Company has revised its disclosure on page 107 to add qualitative disclosure to describe the "financial results" and certain financial criteria or measures used to evaluate individual performance. The Company advises the Staff that the Company did not have specific target levels for the various financial measures or specific formulas for making awards as part of the decision to grant these equity awards.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

        12.   We note your response to prior comment 38. We believe that you should disclose that you bifurcate revenue for income statement presentation purposes and the basis for bifurcating revenue for presentation purposes. Include disclosure to explain the "rational and systematic estimates" used for bifurcation. Your disclosure should also disclose how you bifurcate the fee for instances where you license the software and apply ASC 985-605.

        The Company advises the Staff that for consolidated statements of operations classification purposes only, the Company allocates revenue first to those elements for which it has specific evidence of fair value and any remaining recognized revenue is then allocated to those elements for which it does not have specific evidence of fair value. For the elements where the Company does not have fair value it uses a rational and systematic estimate. Hardware and services revenue is based upon that estimate which uses a cost plus model. The remaining revenue is allocated to subscription services.

Note 14. Segment Reporting, page F-35

        13.   We note your response to prior comment 39. Your response indicates that for the nine months ended September 30, 2011, no single country outside of North America was large enough to warrant its own disclosure. Please confirm that there were no single countries, including the United States, that should be separately disclosed for the years ended December 31, 2010, 2009 and 2008. Also tell us the threshold that you used to determine if separate presentation is warranted. Refer to FASB ASC 280-10-50-41.a

        The Company advises the Staff that the Company currently reports revenue between North America and ROW because it believes it accurately reflects the structure of its organization internally, and as such believes that it provides the reader with the best understanding of the dynamics of how the Company measures and manages its business. The Company advises the Staff that the United States as a single country is, in fact, greater than 10% of total revenue and represents the substantial majority of revenue reported under North America.

Note 15. Income Taxes, page F-36

        14.   Your disclosures indicate that you intend to reinvest earnings of foreign subsidiaries indefinitely outside the United States. Tell us how you considered disclosing the amount of cash and cash equivalents and short-term investments that are currently held outside of the United States within your MD&A liquidity discussion. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

        In response to the Staff's comments, the Company has revised its disclosure on pages 62 and F-40.

* * * * * * *

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,
FENWICK & WEST LLP
/s/ Jeffrey Vetter Jeffrey Vetter

Enclosures

cc:
Gary Steele, Chief Executive Officer
Paul Auvil, Chief Financial Officer
Michael T. Yang, Esq., General Counsel
 Proofpoint, Inc.

Niki Fang, Esq.
 Fenwick & West LLP

Stephane Berthier
 PricewaterhouseCoopers LLP

Robert G. Day, Esq.
 Wilson Sonsini Goodrich & Rosati, P.C.